June 26, 2013

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:      Larry Spirgel
                        Assistant Director

Re: Straight Path Communications Inc.
Amendment No. 1 to Form 10-12G
Filed on June 13, 2013
File No. 000-54951

Dear Mr. Spirgel:

Straight Path Communications Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form 10 filed May 6, 2013 (as amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated June 21, 2013. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed June 13, 2013.  References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission
June 26, 2013

General

1.             We note your response to comment 1. Please revise your risk factor “There may not be an active trading market for shares of our Class B common stock and stockholders may find it difficult to transfer our securities,” at page 17 to briefly discuss potential obstacles to your approval for listing on the NYSE MKT or other national securities exchange.

Response: We do not plan on consummating the spin-off prior to receiving approval from the NYSE MKT to list our Class B common stock, and therefore, believe such language will be unnecessary. Nonetheless, we have added disclosure to the risk factor on page 17 to briefly discuss that if we do not meet the original listing standards of the NYSE MKT, we will not be able to list the Class B common stock on such exchange.

2.             We note your response to comment 16. You must file the agreement if it is material. It is not sufficient to disclose the material terms.

Response: As indicated in our prior response, we do not believe the referenced agreement is material to the Company.  Straight Path Spectrum generates all of the Company’s current revenues.  While the Company believes that the enforcement of Straight Path IP Group’s assets may produce substantial revenues in the future, substantial operations in that segment are at inception.  Further, as indicated in our prior response, the referenced agreement is one of two such agreements currently in place and the Company may enter into similar agreements with other law firms, thus lessening the significance of any single such agreement for the Company.

3.             We note your response to comment 17 and cannot find the responsive disclosure. Either file the agreements and discuss the material terms or refer us to the specific page on which your modified disclosure appears.

Response: On page 57, we had deleted from our original filing that “[w]e intend to enter into an employment agreement with Davidi Jonas, our Chief Executive Officer prior to the spin-off as well as enter into an employment agreement with a Chief Financial Officer.” We have revised the disclosure on page 57 to explicitly state that we do not intend to enter into any employment agreements with our executive officers at the current time.

Legal Proceedings, page 61

4.             We note your response to comment 9. Please revise your disclosure, both here and in your Commitments and Contingencies footnote, to provide consistent references for all entities mentioned, as it is unclear whether there are numerous claims by one or more former managers. For instance, does reference to Straight Path Spectrum Inc. in paragraph six refer to same Straight Path Spectrum mentioned in paragraph four? If the matters in these two paragraphs are related, it is unclear why they are separated by a paragraph related to another matter. If these matters are not related, please make that clear, as it is unclear whether the matter introduced in paragraph four was resolved in paragraph six.

Response: The referenced disclosure refers to a series of claims related to the same underlying relationship and dispute.  The former Chief Executive Officer of Straight Path Spectrum filed suit against Straight Path Spectrum, and that is the subject of the first referenced paragraph.  Straight Path Spectrum filed suit against the former Chief Executive Officer on claims related to other portions of the relationship, and that is the subject of the second referenced paragraph.  The third referenced paragraph describes the settlement of all claims arising from the prior relationship and disputes.  We have revised the disclosure to clarify that the Straight Path Spectrum references in all the paragraphs refer to the same entity and that all the paragraphs relate to the same matter.

Securities and Exchange Commission
June 26, 2013

5.             We note your response to comment 10. Please revise disclosure throughout your filing to consistently refer to the former manager as the former CEO, where applicable.

Response: We have revised the disclosure for consistent references to the former manager and CEO of Straight Path Spectrum.

Note 1 – Description of Business and Summary of Significant Accounting Policies, page F-7  Revenue Recognition, page F-9

6.             We note your response to comments 11, 13 and 16. Please expand your disclosure to provide discussion of your accounting treatment for all material claims to revenues.

Response: We expanded our disclosure to provide discussion of our accounting treatment for all material claims to revenues, as follows:

We recorded the amounts to which the former Chief Executive Officer of Straight Path Spectrum was entitled, insofar as they related to leases, in “Selling, general and administrative” expense, in the same period the related revenues were recognized. We recorded the amounts to which the former Chief Executive Officer of Straight Path Spectrum was entitled, insofar as they related to sale of rights in spectrum, in “Gains in the sale of rights on wireless spectrum”, in the same period the related gains were recognized. Also, amounts due to the law firm that provided legal services to us with respect to the enforcement of our patents are recorded in selling, general and administrative expense, in the same period the related revenues were recognized.

Securities and Exchange Commission
June 26, 2013

7.             With regard to Straight Path IP, please clarify whether any of your licenses have contractual terms where revenues are not earned based on sales by your customers, but instead convey rights over a specified period of time. If so, please disclose your accounting for these arrangements.

Response: Certain of our license agreements have contractual terms where revenues are not earned based on sales by our customers, but instead convey rights over a specified period of time. For such licensing agreements we generally recognize revenue on a straight-line basis over the contractual term of the license once collectability of the amounts is reasonably assured. We revised our disclosure accordingly.

Note 10 – Revenues and Gain on Sale of Rights in Wireless Spectrum, page F-16

8.             We note your response to comment 22. As previously requested, please tell us why it is appropriate to recognize Straight Path IP’s litigation settlement as revenues instead of other income. Include in your response the nature of your damage claims in past enforcement activities.

Response: We believe that it is appropriate to recognize Straight Path IP’s litigation settlements as revenues instead of other income, as settlement of litigation relating to our licenses is an integral source of our income and part of the core ongoing stream of income. The nature of our damage claims in past enforcement activities are for the infringement of our intellectual property without payment of royalties. We expect to enter into additional settlements in the future, to compensate us for unpaid royalties relating to the use of our licenses. Future settlement agreements may also include a lump sum fixed settlement payment to cover past infringement as well as a continuing license.

Note 7 – Revenues and Gain on Assignment of Wireless Spectrum, page F-27

9.             We note your response to comment 23. Please also revise your disclosure to include the total settlement amount, both here and in your discussion of revenues in MD&A.

Response: We revised our disclosure to include the total settlements amount, in the notes to the combined financial statements and in our discussion of revenues in MD&A.

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Sincerely,

/s/ Davidi Jonas
Davidi Jonas Chief Executive Officer

Cc: Ajay Koduri Paul Fischer